BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Number: C0704593

CERTIFICATE
OF
CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that Eurasian Minerals Inc., has continued into British Columbia from the Jurisdiction of ALBERTA, under the Business Corporations Act, with the name EURASIAN MINERALS INC. on September 21, 2004 at 03:14 PM Pacific Time.

Issued under my hand at Victoria, British Columbia

On September 21, 2004

JOHN S. POWELL
Registrar of Companies
Province of British Columbia
Canada